Exhibit 99.2

MARKET RELEASE

12 March 2018

Immuron Limited

TRADING HALT

The securities of Immuron Limited (the “Company”) will be placed in Trading Halt Session State at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in Trading Halt Session State until the earlier of the commencement of normal trading on Wednesday, 14 March 2018 or when the announcement is released to the market.

Security Code:	IMC

James Gerraty

MANAGER, LISTINGS COMPLIANCE (MELBOURNE)

ASX Compliance Pty Limited	20 Bridge Street	www.asx.com.au
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